LAW OFFICES OF
              CLINE, WILLIAMS, WRIGHT, JOHNSON & OLDFATHER, L.L.P.

                             1900 U.S. BANK BUILDING
                              233 SOUTH 13TH STREET
                          LINCOLN, NEBRASKA 68508-2095
                                 (402) 474-6900
                               FAX (402) 474-5393
                              www.clinewilliams.com


                                 April 19, 2006

Securities and Exchange Commission
Attn:   Michele M. Anderson, Legal Branch Chief
Division of Corporation Finance
Mail Stop 3720
Washington, D.C. 20549

        Re:    NEDAK Ethanol, LLC
               Amendment No. 2 to Form SB-2 Registration Statement File No. 333-130343

Dear Ms. Anderson:

        Attached hereto are the electronic data constituting Amendment No. 2 to Form SB-2 Registration Statement of the above-captioned Registrant. Please note that we have transmitted by overnight mail, addressed to Albert G. Pappas of your office, three clean and three red-lined paper copies of this Amendment, with Exhibits.

        In response to your comment letter dated February 17, 2006, please be advised as follows:

RESPONSE TO COMMENT 1

        This letter will address each of the comments in your February 17, 2006 letter in order.

RESPONSE TO COMMENT 2

        The financial statements have been updated through December 31, 2005.


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Securities and Exchange Commission
April 19, 2006
Page 2

RESPONSE TO COMMENT 3

        The suggested disclosure is included on the Prospectus cover, in the first paragraph of the Prospectus Summary and under the heading SUBSCRIPTION TO MEMBERSHIP UNITS - THE OFFER.

RESPONSE TO COMMENT 4

        We believe we have made the necessary changes in the places suggested in your letter.

RESPONSE TO COMMENT 5

        Your comment regarding the beginning of construction of the plant sixty days after the closing of the offering is well taken and we have changed the language to indicate that we hope to begin construction about sixty days after the receipt of the offering proceeds (in other words, after we receive the commitment for debt financing as well). However, we would prefer not to specify an anticipated date for the commencement of construction, because we hope to be able to close the offering earlier than the final expiration date for the offering.

RESPONSE TO COMMENT 6

        We believe we have added the appropriate disclosure in the place suggested in your letter.

RESPONSE TO COMMENT 7

        We believe that the first two paragraphs of the Prospectus Summary now give a more integrated discussion of the overall financing plan, including the total amount needed, the amount that has been raised privately from the Board of Directors, the range of amounts to be raised in this offering, and the maximum that will be required from lenders.

RESPONSE TO COMMENT 8

        We have substituted the word "close" for "terminate" in the Prospectus Summary and in the section entitled SUBSCRIPTION TO MEMBERSHIP UNITS. In addition, where appropriate, we have used the word "abandon" to denote a circumstance in which we elect to end the offering prior to the receipt of the minimum amount.

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Securities and Exchange Commission
April 19, 2006
Page 3

RESPONSE TO COMMENT 9

        We have attempted to clarify the language in this risk factor to indicate that the funds received in the offering will not provide working capital beyond approximately two months and, therefore, even if the offering is successful we might not be able to operate successfully.

RESPONSE TO COMMENT 10

        We believe we have revised the caption of this risk factor to specifically indicate the impact thereof. In addition, we have deleted the sentence referred to at the end of your comment.

RESPONSE TO COMMENT 11

        We believe we have revised the caption of this risk factor appropriately.

RESPONSE TO COMMENT 12

        We have added appropriate disclosure under this risk factor.

RESPONSE TO COMMENT 13

        We believe we have included disclosure in this section that is responsive to your comment.

RESPONSE TO COMMENT 14

        As noted in the revised disclosure in this section, we do not know the exact nature of covenants and default provisions. However, we have stated our expectation, which reflects typical covenants and default provisions in similar loan agreements.

RESPONSE TO COMMENT 15

        We continue to be somewhat confused by this comment, about which I have been attempting to reach Mr. Pappas by phone. As previously noted, the various charts and graphs in the Prospectus do show one or more information sources. We assume you are not asking us to submit documentary evidence of each fact stated in the Prospectus. Much of the industry information set forth in the Prospectus was originally provided to the Company in the form of the Business Plan referred to in the Prospectus, which was prepared by Delta-T Corporation with some assistance and oversight by Durante Associates. Because that document is nearly one year old, much of the information therein, of necessity, has been updated.

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Securities and Exchange Commission
April 19, 2006
Page 4

Other than the Business Plan, there is no specific report that has been prepared for the Registrant by any party. Naturally, in the course of preparing and reviewing the Prospectus, the Registrant or counsel have engaged in communications with, among others, Delta-T Corporation, Durante Associates and the Nebraska Ethanol Board. Many of these communications have been verbal or electronic. In many cases we have asked for information that we believe is publicly available on websites or from industry publications, with which our resource persons have greater familiarity and to which they have more expedient access. To attempt to go through this portion of the Prospectus and determine the source of each fact would seem to be an unusual and unnecessary exercise. Again, if we have misconstrued your comment I would appreciate it if Mr. Pappas could phone me so we can discuss this in person.

RESPONSE TO COMMENT 16

        We believe we have added appropriate disclosure with respect to the natural gas pipeline company. With respect to the letter of credit, we have indicated that we do not know what the terms of the letter of credit will be, we do not expect to know those terms before this offering is completed and the Directors do not intend to seek compensation for their guarantees.

RESPONSE TO COMMENT 17

        Our tax opinion is an Exhibit to this filing. We believe, as will be noted below, that our request for acceleration should give you sufficient time to review the tax opinion and related disclosures.

RESPONSE TO COMMENT 18

        This will confirm that each Director of the Company meets each of the criteria set forth in Rule 3a4-1(a) under the 1934 Act; specifically, no Director is the subject of a statutory disqualification; no Director will be compensated in connection with the proposed offering; no Director is, nor will be at the time of the offering, an associated person of a broker or dealer; and, as previously noted, each of the Directors meets the criteria set forth in paragraph (a)(4)(ii) of the Rule.

        Our present intention is to request acceleration for either Friday, April 28 or Monday, May 1, subject, of course, to the satisfaction of your comments, your review of the tax opinion and related disclosure, and our satisfaction of comments from the State of Nebraska. I will attempt to keep Mr. Pappas informed via telephone message as to our status.

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Securities and Exchange Commission
April 19, 2006
Page 5

        Our present intention is to utilize only two items that might be considered sales literature, namely, a newspaper ad announcing a schedule of meetings for prospective investors, and a Power Point presentation to be used at such meetings. We hope to submit the ad and the Power Point slides for your review by Monday, April 24.

        Please feel free to call me at any time if you have any additional questions, comments or information requests.

                                Very truly yours,



                                /s/ Donald F. Burt
                                    FOR THE FIRM